Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES RESULTS FOR
THE QUARTER ENDED JUNE 30, 2016 AND ANNOUNCES SHARE PURCHASE
PROGRAM IN CANADA
Edmonton, Alberta, August 2, 2016 - North American Energy Partners Inc. ("NAEP" or "the Company") (TSX:NOA/NYSE:NOA) today announced results for the second quarter ended June 30, 2016.
Martin Ferron, President and Chief Executive Officer of the Company stated, "We expected a really tough quarter due to the combined impacts of spring break-up and the enduring deep cyclical downturn in the oil industry. However, the devastating wildfires in the Wood Buffalo area that started in early May, added substantially to the degree of business difficulty we faced in the period. Effectively, we earned little if any revenue for almost two months, at two of our normally busiest worksites."
Further Mr. Ferron commented, "In the dire circumstances we were pleased to produce positive Consolidated EBITDA, especially as we incurred some one-off wildfire related costs, including a $0.5 million disaster relief payment to help our valuable site based employees. Overall we are thankful that all of our personnel are safe and we suffered only minor equipment damage."
Finally Mr. Ferron added "Looking ahead the fire will have a negative effect on the third quarter, with some work being slow to ramp back up. Also our regular customers are more likely to defer some seasonal construction work due to the cash flow lost from mine shut-downs. This will be partially offset by a contribution from a construction project on a non-oil sands mine in British Colombia. For the full year though we are still targeting a similar Consolidated EBITDA outcome to 2015, which will further demonstrate the robust nature of our business."
The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.
Highlights of the Second Quarter Ended June 30, 2016
•	Revenue for the quarter ended June 30, 2016 was $24.2 million, compared to $64.4 million for the quarter ended June 30, 2015, a difference of 62.4%. Consolidated EBITDA for the quarter was $1.7 million, compared to $8.1 million for the quarter ended June 30, 2015, a difference of 79.0%.
•	As at June 30, 2016, NAEP had a cash balance of $32.7 million which is up $0.3 million from the cash balance at December 31, 2015 of $32.4 million.
•	On April 4, 2016, the Company signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with its existing banking syndicate. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal balance of its Series 1 Debentures and provided further flexibility in the Company's financing needs with an increase to its capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million.
•	On April 27, 2016, the Company redeemed approximately $9.9 million in aggregate principal amount of its outstanding 9.125% Series 1 Senior Unsecured Debentures (the "Notes") at a Redemption Price of 100% of the principal amount of Notes redeemed, plus accrued and unpaid interest of approximately $5.00 per $1,000 principal.

NEWS RELEASE

•	On May 2, 2016 NAEPI was awarded the 2015 John T. Ryan National Safety Trophy for Select Mines by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM); an award of excellence given to a Canadian mine or mine unit in a given category which experiences the lowest accident frequency during a calendar year.
•	On May 3, 2016, the Company announced that its Board of Directors had declared a quarterly dividend of two Canadian cents ($0.02) per common share, maintaining its $0.08 annual dividend payment to shareholders. This dividend was paid on July 8, 2016 to common shareholders of record at the close of business on May 31, 2016.
•	In May 2016, the Company completed a normal course issuer bid for the purchase and cancellation of 1,657,514 voting common shares, in the United States primarily through the facilities of the New York Stock Exchange, representing approximately 5% of the issued and outstanding voting common shares.
•	On June 3, 2016 the Company was awarded a summer tailings dam construction project at the Red Chris mine in British Columbia.
Highlights of Events Post Second Quarter
•	On July 28, 2016, the Company was presented with the Alberta Mine Safety Association ("AMSA") Award of Safety Excellence. AMSA is an organization made up of mining, quarrying and oil sands industry companies, covering over 30 mines throughout the province. This is the first year AMSA is recognizing provincial mining companies and contractors with an award for exceptional safety performance in an active mine setting. The Company was presented with the Award of Safety Excellence for the 2015 safety performance of all its workers employed for mining purposes.
•	On August 2, 2016, the Company announced a normal course issuer bid to purchase up to 1,075,968 of its voting common shares through the facilities of the Toronto Stock Exchange.

Normal Course Issuer Bid in Canada
The company today announced that it intends to commence a normal course issuer bid ("NCIB") through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 1,075,968 voting common shares in the capital of the Company. Under the NCIB, the Company has received the approval of the TSX to purchase these voting common shares which represents 3.9% of the public float (as defined in the TSX Company Manual). Under the Company's previously announced U.S. share purchase program the Company has purchased an aggregate of 1,657,514  voting common shares primarily through the facilities of the New York Stock Exchange at a volume weighted average price of $2.2683 USD per share. The Company has completed its purchases under the U.S. share purchase program and it has not purchased any other shares in the preceding 12-month period, other than 532,520 voting common shares purchased through the facilities of the TSX under its previous NCIB at a volume weighted average price of $2.8348.  Accordingly, as at July 31, 2016, the Company had 31,501,827 voting common shares issued and outstanding. The shares purchased under the U.S. share purchase program, when combined with the shares to be purchased under the NCIB, would represent approximately 8.7% of the issued and outstanding voting common shares, and 10% of the public float, as of July 31, 2016.
The Company believes that the current market price of its shares does not fully reflect their underlying value. In the Company's view, a repurchase of shares would be an effective use of its cash resources and would be in the best interests of the Company and its shareholders. It would both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.

NEWS RELEASE

The NCIB will commence on or about August 8, 2016 and will terminate no later than August 7, 2017. All purchases of shares on the TSX will be made in compliance with the TSX rules. The average daily trading volume of the voting common shares on the TSX for the six calendar months preceding August 1, 2016 is 30,362 voting common shares. In accordance with the TSX rules and subject to the exemption for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 7,590 voting common shares. The price per share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.
The Company will enter into an agreement with a broker to establish an automatic share purchase plan (the "Plan") in respect of the NCIB. The Plan will be established to provide standard instructions regarding how the Company's voting common shares are to be purchased under the program, subject to pre-established parameters. Concurrent with the establishment of the Plan, the Company will confirm to the broker that it is then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the Plan, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the Plan. Pursuant to the terms of the Plan, provided that the Company is neither in possession of material undisclosed or non-public information relating to the Company nor in a trading blackout period, the Company will have the ability to authorize the broker to make purchases outside of the pre-established price limits. In the event that the Plan is materially varied, suspended or terminated, the Company will issue a press release advising of such variation, suspension or termination, as applicable. Shares purchased pursuant to the NCIB will be cancelled.
Declaration of Quarterly Dividend
On July 28, 2016 the NAEP Board of Directors declared a quarterly dividend (the "Dividend") of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on August 31, 2016.  The Dividend will be paid on October 7, 2016, and is an eligible dividend for Canadian income tax purposes.

NEWS RELEASE

Consolidated Financial Highlights
	Three months ended June 30,
(dollars in thousands, except per share amounts)	2016	2015	Change
Revenue	$24,244	$64,405	$(40,161)
Project costs	8,136	31,037	(22,901)
Equipment costs	8,444	20,717	(12,273)
Depreciation	5,528	8,081	(2,553)
Gross profit(1)	$2,136	$4,570	$(2,434)
Gross profit margin(1)	8.8%	7.1%	1.7%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	4,905	5,052	(147)
Stock based compensation expense	1,760	116	1,644
Operating loss	(5,266)	(842)	(4,424)
Interest expense	1,581	2,555	(974)
Net loss	(4,926)	(4,144)	(782)
Net loss margin(1)	(20.3)%	(6.4)%	(13.9)%
EBITDA(1)	1,034	7,755	(6,721)
Consolidated EBITDA(1)	1,654	8,088	(6,434)
Consolidated EBITDA margin(1)	6.8%	12.6%	(5.8)%

Per share information
Net loss - basic & diluted	$(0.16)	$(0.13)	$(0.03)

Cash dividends per share	$0.02	$0.02	$0.00
(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss to EBITDA and Consolidated EBITDA follows below under "Margin, EBITDA and Consolidated EBITDA".
Results for the Quarter Ended June 30, 2016
For the three months ended June 30, 2016, revenue was $24.2 million, down from $64.4 million in the same period last year. Revenue was down in the current quarter due to the Fort McMurray wildfire, which shut down all of NAEP's operations in the Fort McMurray area. The Company began its return to work at the Kearl mine within two weeks as this mine was furthest from the effects of the wildfire and access was by air, rather than by roads that had not yet been re-opened after the evacuation. The Company's return to work at mine sites closer to Fort McMurray was delayed to near the end of the quarter, as road access remained restricted while the provincial government focused on coordinating the return of Fort McMurray residents. The Company continues to see its summer mine support activities at these sites ramping up at slower than expected levels as its customers focus on restarting their operations. Prior year activity included continuing work on a mine development project at the Kearl mine, mine services and haul road construction work at the Mildred Lake, Aurora and Millennium mines complimented by overburden removal activity at the Millennium and Horizon mines. The Horizon mine overburden removal activity in the prior period marked the end of the long-term overburden removal contract with the customer.
For the three months ended June 30, 2016, gross profit was $2.1 million, or 8.8% of revenue, down from $4.6 million, or 7.1% of revenue, in the same period last year. The lower gross profit was primarily driven by the significantly lower revenue in the current period, fixed equipment and project costs that could not be reduced during the aforementioned work stoppage and the $0.5 million cost of the disaster relief payment to support the Company's employees during this time. The 1.7% gross profit margin improvement in the current quarter compared to the prior year, was a result of the below normal amount of preventative maintenance and repair activity performed during the quarter to prepare the Company's equipment fleet for summer work complimented by temporary cost savings initiatives implemented during the wildfire shutdown.

NEWS RELEASE

For the three months ended June 30, 2016, depreciation was $5.5 million, down from $8.1 million in the same period last year. Depreciation was 22.8% of revenue in the quarter (compared to 12.5% of revenue in the prior year) which was higher than normal due to the nature of certain asset groups that are depreciated on a straight-line basis over time, not on a units of production basis. This resulted in depreciation being recorded against these asset groups during the wildfire shutdown.
For the three months ended June 30, 2016, the Company recorded an operating loss of $5.3 million, down from a $0.8 million operating loss recorded for the same period last year. General and administrative ("G&A") expense, excluding stock-based compensation, was $4.9 million for the quarter, down from $5.1 million for the same period last year. The current quarter G&A benefits realized from prior cost savings initiatives were partially offset by an increase in the Company's short-term incentive plan costs compared to the prior year.
Stock-based compensation expense increased $1.6 million compared to the prior year driven by an increase in the share price during the current quarter.
For the three months ended June 30, 2016, the Company recorded a $4.9 million net loss (basic and diluted loss per share of $0.16), compared to the $4.1 million net loss (basic and diluted loss per share of $0.13) recorded for the same period last year.
Interest expense was $1.6 million for the quarter, down from $2.6 million for the same period last year, primarily due to the partial redemption of the Series 1 Debentures. The Company recorded a $1.9 million net income tax benefit in the current period compared to the $0.8 million net income tax expense recorded in the prior year. The prior year was affected by the reversal of temporary timing differences and the increase in the province of Alberta's corporate tax rate, causing an adjustment to the Company's deferred tax assets and liabilities for the new provincial rate.
The variance between the basic and diluted loss per share in the current period and the basic and diluted loss per share in the prior period is partially affected by the reduction in issued and outstanding common shares (31,501,827 outstanding voting common shares as at June 30, 2016 compared to 33,682,801 outstanding voting common shares as at June 30, 2015).
Outlook
The deep and unusually long cyclical downturn in the oil industry will soon enter its third year and the timing of any recovery is still far from certain, with oil price estimates for year-end ranging from $10 to $80 per barrel (USD). The Company's view is that the necessary rebalancing of supply and demand is well underway but the associated rise in oil prices will not take place linearly.
Coincidental with the downturn there has been a change in both the provincial government in Alberta and the federal government. This has layered on additional uncertainty to an already uncertain situation, in which oil sands customers are making spending decisions. A positive feature of this political change though is that the Company should see significantly increased expenditure on infrastructure projects by both new governments in the medium term.
In response to the downturn the Company expects its oil sands customers to continue to grow their production in order to dilute operating costs per barrel. While it is unlikely that there may be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating the equivalent of two or three incremental mines as they were originally conceived. Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for the Company to address. It is also noteworthy that in addition to the planned production increases, some of the Company's oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years.

NEWS RELEASE

In oil sands mining, the Company achieved strong operating results in its first quarter winter earthworks programs despite warmer weather than usual. The Company's second quarter started slowly as expected due to spring break-up, but the wildfires in May had a dramatically negative impact on operations. Mine sites further from Ft McMurray, such as Kearl and Horizon mines, were least affected, as distance from the core fires and reliance on a fly-in/fly-out workforce limited the impacts. The Company's work in these areas was minimal for approximately two weeks. However, the Company's operations at sites closer to town which also rely more on the local workforce (e.g. Mildred Lake, Aurora, Millennium and Steepbank mines) were much more heavily impacted. Work at all these sites did not restart until early July and is not expected to be at pre-fire levels until late July to early August. Although the fires are now controlled and no longer directly affect the Company's work, the Company expects its client's loss of revenue to drive deferrals of any non-essential summer construction into 2017, which will limit opportunities for the Company in the third quarter of 2016. The Company expects the subsequent fourth quarter will be back to historical levels with potential upside from anticipated higher volumes.
In the other resource industries, such as coal, iron ore, base metals, and precious metals, the Company has seen some increased bidding activity and opportunities. During the quarter, the Company was successful in winning a summer tailings dam construction job at the Red Chris mine in British Columbia. Although this project alone is not significant in terms of financial contribution, it represents the first of what the Company believes will be a stream of future opportunities from its diversification activities in this sector, as commodity pricing and associated development activity improves.
The Company's business development work in the infrastructure sector continues and in the second quarter it has received additional partnering requests and opportunities to participate in major infrastructure projects. The Company expects to submit one or two major infrastructure pre-qualifications in 2016 for projects commencing construction in 2017.
The Company definitely sees the infrastructure sector as a positive opportunity and is actively pursuing both major and minor projects across Canada. In major infrastructure projects the Company seeks to find strong senior partners with mega project experience looking for an earthworks contractor that has the assets and can put the "boots on the ground" to execute earthworks safely and efficiently. If the Company's partnership is successful in the tender, it looks to self-perform the earthworks while also contributing to the overall project management team. In situations where the Company's project team is not awarded the work, it will continue to pursue the opportunity as potential earthworks subcontractor to the awarded team(s). The Company believes the project insight and knowledge gained by being a project partner increases its ability to accurately assess risk and price as a subcontractor.
The Company's recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure will, it believes, provide a stable base to endure the current macroeconomic uncertainties, allowing the Company to remain competitive in its pricing and providing it with the ability to take advantage of organic growth and acquisition opportunities that may arise.
In summary, the Company continues to pursue heavy civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. The Company continues to improve operating performance in order to maintain, or grow, its share of available work. The Company's clear objective for 2016 is to continue to demonstrate resilience of free cash flow in a very challenging operating environment.

NEWS RELEASE

Conference Call and Webcast
Management will hold a conference call and webcast to discuss its financial results for the quarter ended June 30, 2016 tomorrow, Wednesday, August 3, 2016 at 9:00am Eastern time.
The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919
A replay will be available through September 3, 2016, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 45786428
The live and archived webcast can be accessed at:
http://www.gowebcasting.com/7726
Non-GAAP Financial Measures
This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as "gross profit", "gross profit margin", "net income margin", "EBITDA" which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in the Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Consolidated EBITDA margin" and "Free Cash Flow".
Margin, EBITDA and Consolidated EBITDA
The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. Margin is defined as the financial number as a percent of total reported revenue. Examples where NAEP uses this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "Consolidated EBITDA margin".
NAEP believes that presenting relevant financial metrics as a percentage of revenue, or a financial margin is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins for its financial metrics to assess the relative performance of its results.
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.
The Company believes that Consolidated EBITDA is a meaningful measure of the performance of its business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. The Company's management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, its Credit Facility requires the Company to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under the credit facility.

NEWS RELEASE

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Company's computations of EBITDA and Consolidated EBITDA may vary from others in the industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company's results as reported under US GAAP. A reconciliation of Net loss to Consolidated EBITDA is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2016	2015
Net loss	$(4,926)	$(4,144)
Adjustments:
Interest expense	1,581	2,555
Income tax (benefit) expense	(1,883)	762
Depreciation	5,528	8,081
Amortization of intangible assets	734	501
EBITDA	1,034	7,755
Adjustments:
Loss (gain) on disposal of plant and equipment	43	(38)
Gain on disposal of assets held for sale	(40)	(219)
Equity classified stock-based compensation expense	617	584
Loss on debt extinguishment	—	6
Consolidated EBITDA	$1,654	$8,088

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "expect", "may", "could", "believe", "anticipate",  "continue" or similar expressions.  Forward looking statements include the likelihood that the Fort McMurray fires will have a negative effect on third quarter revenue, with some work being slow to ramp up; that customers will defer certain work as a result of cash flow lost; that lower revenues in the oil sands will be partially offset by contribution from a non-oil sands mine project; that the company is targeting a similar EBITDA outcome for fiscal year 2016 as for fiscal year 2015; that the current market price of its shares does not fully reflect their underlying value; that rebalancing of supply and demand is underway but that the associated rise in oil prices will not take place linearly, that the Company should see significantly increased expenditure on infrastructure projects by both new governments in the medium term; that oil sands customers will continue to grow their production in order to dilute operating costs per barrel; that there will be no new oil sands mines announced until oil prices are much higher; that over the medium to long term customers' drive for increased production should lead to greater volumes of recurring mine services; that the fourth quarter will be back to historical levels with potential upside from anticipated higher volumes; that the Company will experience a stream of future opportunities from diversification activities as commodity pricing and associated development activity improves; that the Company will submit one or two major infrastructure pre-qualifications in 2016 for projects commencing construction in 2017; that the project insight and knowledge gained by being a project partner increases the Company's ability to accurately assess risk and price as a subcontractor; that the Company's recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure will provide a stable base to endure the current macroeconomic uncertainties, allowing the Company to remain competitive in its pricing and providing it with the ability to take advantage of organic growth and acquisition opportunities that may arise; and that the Company will be able to improve operating performance in order to maintain, or grow, its share of available work.

NEWS RELEASE

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company's Management's Discussion and Analysis ("MD&A") for the quarter ended June 30, 2016 and the Company's annual MD&A for the year ended December 31, 2015. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP's control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company's disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca